Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-257092
Prospectus Supplement No. 6
(To Prospectus dated June 24, 2021)

470,681,133 SHARES OF COMMON STOCK
3,234,000 SHARES OF SERIES 1 PREFERRED STOCK
20,170,990 WARRANTS TO PURCHASE SHARES OF COMMON STOCK
AND
40,295,990 SHARES OF COMMON STOCK UNDERLYING WARRANTS

This prospectus supplement updates, amends and supplements the prospectus dated June 24, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-257092). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained or incorporated by reference in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2021, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
SoFi Technologies, Inc.’s common stock and warrants are quoted on the Nasdaq Global Select Market under the symbols “SOFI” and “SOFIW,” respectively. On October 1, 2021, the closing prices of our common stock and warrants were $16.45 and $6.34, respectively.
INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 22 OF THE PROSPECTUS.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is October 4, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________
FORM 8-K
__________________________________
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): October 4, 2021
SoFi Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39606 (Commission File Number)	98-1547291 (I.R.S. Employer Identification No.)

	234 1st Street San Francisco, California	94105
	(Address of principal executive offices)	(Zip Code)
(855) 456-7634
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	SOFI	The Nasdaq Global Select Market
Redeemable warrants, each whole warrant exercisable for one share of common stock, $0.0001 par value	SOFIW	The Nasdaq Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01     Entry into a Material Definitive Agreement.
On October 4, 2021, SoFi Technologies, Inc., a Delaware corporation (“SoFi” or the “Company”), closed its previously announced issuance and sale of $1.2 billion aggregate principal amount of the Company's convertible senior notes due 2026 (the “notes”). The principal amount of notes includes $100 million aggregate principal amount of notes that was purchased by the initial purchasers pursuant to the initial purchasers’ option to purchase additional notes, which option was exercised in full by the initial purchasers on September 30, 2021. The estimated net proceeds from the offering were $1.176 billion, after deducting the initial purchasers’ discount and before the cost of the capped call transactions described below and offering expenses payable by the Company.
Indenture
The notes were issued pursuant to, and are governed by, an indenture (the “Indenture”), dated as of October 4, 2021, between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The notes will be the Company’s unsecured, unsubordinated obligations and will be (i) equal in right of payment with the Company’s existing and future unsecured, unsubordinated indebtedness; (ii) senior in right of payment to the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the notes; (iii) effectively subordinated to the Company’s existing and future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and (iv) structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent that the Company is not a holder thereof) preferred equity, if any, of the Company’s subsidiaries.
The notes will not bear regular interest and the principal amount of the notes will not accrete. The notes will mature on October 15, 2026 (the “Maturity Date”), unless earlier repurchased, redeemed or converted. Prior to the close of business on the business day immediately preceding April 15, 2026 (the “Free Convertibility Date”), noteholders may convert their notes at their option only in the following circumstances:
(i)during any calendar quarter commencing after the calendar quarter ending on December 31, 2021, if the last reported sale price per share of the Company’s common stock for each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter, exceeds 130% of the conversion price then in effect on each applicable trading day, as determined by the Company in good faith;
(ii)during the five consecutive business days immediately after any five consecutive trading day period (such five consecutive trading day period, the “Measurement Period”) if the trading price per $1,000 principal amount of notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price per share of the Company’s common stock on such trading day and the conversion rate on such trading day, subject to compliance with certain procedures and conditions, as set forth in the Indenture;
(iii)upon the occurrence of certain corporate events or distributions on the Company’s common stock, as set forth in the Indenture; and
(iv)if the Company calls such notes for redemption (but solely, subject to certain exceptions, with respect to such notes called for redemption).
Noteholders may convert their notes at their option at any time from, and including, the Free Convertibility Date until the close of business on the second scheduled trading day immediately before the Maturity Date, regardless of the foregoing conditions. The Company will settle conversions by paying or delivering, as applicable, at the Company’s election, cash, shares of the Company’s common stock or a combination of cash and shares of the Company’s common stock, based on the applicable conversion rate(s). If the Company elects to deliver cash or a combination of cash and shares of the Company’s common stock, then the consideration due upon conversion will be determined over an observation period consisting of 30 “VWAP Trading Days” (as defined in the Indenture). The initial conversion rate is 44.6150 shares of the Company’s common stock per $1,000 principal amount of notes, which represents an initial conversion price of approximately $22.41 per share of the Company’s common stock. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events. In addition, if certain corporate events that constitute a “Make-Whole Fundamental Change” (as defined in the Indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time.
The notes will be redeemable, in whole or in part, at the Company’s option at any time, and from time to time, on or after October 15, 2024 and on or before the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the notes to be redeemed, plus accrued and unpaid special interest and additional interest, if any, thereon to, but excluding, the redemption date, but only if certain liquidity conditions described in the Indenture are satisfied and the last reported sale price per share of the Company’s common stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice and (ii) the trading day immediately before the date the Company sends such notice. In addition, calling any Note for redemption will constitute a Make-Whole Fundamental Change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption.
If certain corporate events that constitute a “Fundamental Change” (as defined in the Indenture) occur, then noteholders will have the right to require the Company to repurchase their notes at a cash repurchase price equal to the principal amount of the notes to be repurchased, plus accrued and unpaid special interest and additional interest, if any, thereon to, but excluding, the “Fundamental Change Repurchase Date” (as defined in the Indenture). The definition of Fundamental Change includes certain business combination transactions involving the Company and certain de-listing events with respect to the Company’s common stock.
The Indenture does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by the Company or any of its subsidiaries. The Indenture contains customary terms and covenants and events of default. If any event of default (other than certain events of bankruptcy, insolvency or reorganization involving the Company) occurs and is continuing, then, the Trustee, by written notice to the Company, or noteholders of at least 25% of the aggregate principal amount of notes then outstanding, by written notice to the Company and the Trustee, may declare the principal amount of, and all accrued and unpaid special interest and additional interest, if any, on, all of the notes then outstanding to become due and payable immediately. If an event of default involving certain events of bankruptcy, insolvency or reorganization occurs, then the principal amount of, and all accrued and unpaid special interest and additional interest, if any, on, all of the notes then outstanding will immediately become due and payable without any further action or notice by any person. However, notwithstanding the foregoing, the Company may elect, at its option, that the sole remedy for an event of default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture consist exclusively of the right of the noteholders to receive special interest on the notes for up to 365 calendar days during which such event of default has occurred and is continuing, at a specified rate for the first 180 days of 0.25% per annum, and thereafter at a rate of 0.50% per annum, on the principal amount of the notes.
The above description of the Indenture and the notes is a summary and is not complete. A copy of the Indenture and the form of the certificate representing the notes are filed as Exhibits 4.1 and 4.2, respectively, to this Current Report on Form 8-K and are incorporated herein by reference. The above summary is qualified in its entirety by reference to the terms of the Indenture and the notes filed as exhibits hereto.
Capped Call Transactions
On September 29, 2021, in connection with the pricing of the notes, the Company entered into confirmations substantially in the form attached hereto as Exhibit 10.1 evidencing privately negotiated capped call transactions (the “Base Capped Call Transactions”) with certain financial institutions (the “Capped Call Counterparties”). On September 30, 2021, in connection with the exercise by the initial purchasers of their option to purchase additional notes, the Company entered into additional confirmations, also substantially in the form attached hereto as Exhibit 10.1, evidencing additional privately negotiated capped call transactions (the “Additional Capped Call Transactions,” and together with the Base Capped Call Transactions, the “Capped Call Transactions”) with each of the Capped Call Counterparties.

The Capped Call Transactions initially cover, subject to customary anti-dilution adjustments, the number of shares of common stock that initially underlie the notes. The Capped Call Transactions are expected to generally reduce the potential dilutive effect on the common stock upon any conversion of notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted notes, as the case may be, with such reduction and/or offset subject to a cap which initially is $32.02 per share, representing a premium of 100% over the last reported sale price per share of the common stock on September 29, 2021, subject to certain adjustments under the terms of the Capped Call Transactions.
In connection with establishing their initial hedges of the Capped Call Transactions, the Company understands that the Capped Call Counterparties or their respective affiliates expect to enter into various derivative transactions with respect to the common stock and/or purchase shares of the common stock concurrently with or shortly after the pricing of the notes and the exercise by the initial purchasers of their option to purchase additional notes. This activity could increase (or reduce the size of any decrease in) the market price of the common stock or the notes at that time.
In addition, the Company understands that the Capped Call Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the common stock and/or purchasing or selling the common stock or other securities of the Company in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so following any conversion of the notes, any repurchase of the notes by the Company on any fundamental change repurchase date, any redemption date or any other date on which the notes are retired by the Company, in each case if the Company exercises the relevant election to terminate the corresponding portion of the Capped Call Transactions). This activity could also cause or avoid an increase or a decrease in the market price of the common stock or the notes, which could affect the ability of holders to convert the notes and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the number of shares and value of the consideration that holders will receive upon conversion of the notes.
The Capped Call Transactions are separate transactions entered into by the Company with each of the Capped Call Counterparties, are not part of the terms of the notes, and do not affect any holder’s rights under the notes. Holders of the notes do not have any rights with respect to the Capped Call Transactions.
The above descriptions of the Capped Call Transactions confirmations are a summary only and are qualified in their entirety by reference to the form of Capped Call Transactions confirmation, which is attached hereto as Exhibit 10.1, and is incorporated herein by reference.
The Capped Call Counterparties and/or their affiliates have in the past performed, and may in the future from time to time perform, investment banking, financial advisory, lending and/or commercial banking services, or other services for the Company and its subsidiaries, for which they have received, and may in the future receive, customary compensation and expense reimbursement.
Item 2.03    Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
The information set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.
Item 3.02    Unregistered Sales of Equity Securities.
Sale of the Notes
As described in Item 1.01 of this Current Report on Form 8-K, the Company issued $1.2 billion aggregate principal amount of notes to the initial purchasers on October 4, 2021 in a private placement pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).
The disclosure set forth in Item 1.01 above is incorporated by reference into this Item 3.02. The notes were issued to the initial purchasers in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities

Act. The initial purchasers are initially offering the notes only to persons whom the initial purchasers reasonably believe are “qualified institutional buyers,” as defined in, and in accordance with, Rule 144A under the Securities Act. The Company relied on this exemption from registration based in part on representations made by the initial purchasers. Any shares of the Company's common stock that may be issued upon conversion of the notes will be issued in reliance upon Section 3(a)(9) of the Securities Act as involving an exchange by the Company exclusively with its security holders. The notes and common stock issuable upon conversion of the notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
A maximum of 74,953,080 shares of the Company's common stock may be issued upon conversion of the notes in full, based on the maximum conversion rate of 62.4609 shares of the Company's common stock per $1,000 principal amount of notes, which is subject to customary anti-dilution adjustments.
Item 9.01    Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description

4.1	Indenture, dated as of October 4, 2021, between SoFi Technologies, Inc. and U.S. Bank National Association, as Trustee
4.2	Form of Note representing the 0.00% Convertible Senior Notes due 2026 (included as Exhibit A to Exhibit 4.1)
10.1	Form of Confirmation for Capped Call Transactions
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SoFi Technologies, Inc.

Date: October 4, 2021	By:	/s/ Christopher Lapointe
	Name:	Christopher Lapointe
	Title:	Chief Financial Officer